Via Facsimile and U.S. Mail
Mail Stop 03-09

							April 28, 2005

Zuber Jamal
President and Director
NSM Holdings, Inc.
Suite 210D
8351 Alexandra Road
Richmond, British Columbia, V6X 3P3
Canada

Re:	NSM Holdings, Inc.
	Amendment No. 2 to the Registration Statement on Form SB-2
      Filed March 12, 2005
	File Number 333-120993

Dear Mr. Jamal:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

General
1. We note your response to comment 4. Please disclose in your Plan of Distribution section the information you have supplementally provided us. More specifically, that you intend to keep the prospectus current for the benefit of selling shareholders after the expiration of the primary offering, except in cases of where you extend the primary offering.
2. We note your response to comment 6. Please make similar changes to your use of the word management throughout the prospectus. For example, we note your use of the word in the fourth risk factor, the caption in the sixth risk factor, and in risk factor eight.

Risk Factors

NSM`s business exposes NSM to potential product liability claims, and
NSM ..., page 8
3. We note your response to comment 11. Please provide independent third-party support for the statement, "[p]roducts for model ship enthusiasts involves a minimal inherent risk of product liability claims and associated adverse publicity." Alternatively, revise to state Zuber Jamal or NSM believes this to be true.

Description of Business
4. We note your response to comment 37. Please omit or provide independent support for your statement, "[s]hips and marine history and warfare have made a distinct impact to virtually every region on the planet, and, as such, global culture has been affected by past maritimers."

Strategic Alliances, page 24
5. We note your statement, "NSM has identified some suitable strategic partners for its products and services but has yet to finalize the terms of such a partnership..." Have you begun negotiations with any of the strategic partners you have identified?
If so, please so state, otherwise your use of the word "finalize" suggests you have begun negotiations or discussions with entities, please revise your disclosure accordingly.

Critical Accounting Policies, page 26
6. We note your revisions in response to our prior comment 55. Please expand your disclosure to include a discussion of the unique factors affecting these estimates and both quantified and narrative disclosure of the impact that reasonably likely changes in one or more of those factors would have on reported results, financial position and liquidity. In addition, we note that you did not include disclosure for your estimates related to inventory. Please tell us why you do not believe inventory is a critical accounting estimate.

Consolidated Financial Statements
7. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.

Note 7.  Common Shares, page F-9
8. We note your response to comment 61. Please clarify when the company determined the anticipated offering price. In addition, please tell us and disclose what specific events occurred to increase the fair value between the original issuance of 2.5M shares on April
16, 2004 and the issuance of 500K shares on April 23, 2004.

Note 9.  Commitment, page F-10
9. We note your response to our prior comment number 62 and your expanded disclosure on page 33. Your disclosure on page 33 indicates that the rent forgiveness was specifically scheduled at the beginning of the lease term. It appears that the forgiveness of rental expense should have been accounted for in accordance with FTB 85-3, "Accounting for Operating Leases with Scheduled Rent Increases." Please revise your financial statements accordingly or tell us why you do not believe this method is appropriate.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dana Hartz (202) 942-2976 or Mary Mast at
(202)
942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Lee at
(202)
824-5522, Song Brandon, Attorney-Adviser, at (202) 942-2831 or me at
(202) 942-1840 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Rene Daignault
	1100 Melville Street 6th Floor
	Vancouver, British Columbia, V6E 4A6
	Canada
??

??

??

??

Zuber Jamal
NSM Holdings, Inc.
Page 1